TAP The AllianceBernstein Portfolios
August-06

Exhibit 77E

Legal Proceedings
As has been previously reported, the staff of the U.S. Securities and Exchange Commission (SEC) and the Office of New York
Attorney General (NYAG) have been investigating practices in the mutual fund industry identified as market timing and late trading of mutual fund shares. Certain other regulatory authorities have also been conducting investigations into these practices within the industry and have requested that the Adviser provide information to them. The Adviser has been cooperating and will continue to cooperate with all of these authorities.

On December 18, 2003, the Adviser confirmed that it had reached terms with the SEC and the NYAG for the resolution of regulatory claims relating to the practice of market timing mutual fund shares in some of the AllianceBernstein Mutual Funds. The agreement with the SEC is reflected in an Order of the Commission
(SEC Order). The agreement with the NYAG is memorialized in an Assurance of Discontinuance dated September 1, 2004
(NYAG Order). Among the key provisions of these agreements are the following:

(i) The Adviser agreed to establish a $250 million fund (the Reimbursement Fund) to compensate mutual fund shareholders for the adverse effects of market timing attributable to market timing relationships described in the SEC Order. According to the SEC Order, the Reimbursement Fund is to be paid, in order of priority, to fund investors based on (i) their aliquot share of losses suffered by the fund due to market timing, and (ii) a proportionate share of advisory fees paid by such fund during the period of such market timing;

(ii) The Adviser agreed to reduce the advisory fees it receives from some of the AllianceBernstein long-term, open-end retail funds until December 31, 2008; and

(iii) The Adviser agreed to implement changes to its governance and compliance procedures. Additionally, the SEC Order and the NYAG Order contemplate that the Advisers registered investment company clients, including the Fund, will introduce governance and compliance changes.

In anticipation of final, definitive documentation of the NYAG Order and effective January 1, 2004, the Adviser began waiving a portion of its advisory fee. On September 7, 2004, the terms of the investment advisory agreement were amended as follows:

Advisory Fee Rates Prior to January 1, 2004

Average Daily Net Assets*

Strategy		First $5    Next $2.5  Next $2.5   In Excess of
		Billion      Billion         Billion         $10 Billion
Wealth Appreciation	.95%       .90%         .85%            .80%
Balanced Wealth	.75%       .70%         .65%	   .60%
Wealth Preservation	.75%       .70%         .65%	   .60%
Tax-Managed Wealth
Appreciation               .95%      .90%	.85%            .80%
Tax-Managed
 Balanced Wealth	.75%       .70%	.65%	    .60%
Tax-Managed Wealth
Preservation	.75%       .70%	.65%	    .60%

Advisory Fee Rates Effective January 1, 2004

 Average Daily Net Assets*
Strategy		First $2.5 	   Next $2.5       In Excess of $5
		Billion	   Billion		Billion
Wealth Appreciation	.65%	  .55%		.50%
Balanced Wealth	.55%	  .45%		.40%
Wealth Preservation	.55%	  .45%		.40%
Tax-Managed Wealth
Appreciation	.65%	 .55%		.50%
Tax-Managed
Balanced Wealth	.55%	 .45%		.40%
Tax-Managed Wealth 	.55%	 .45%		.40%
Preservation
* On an annualized basis

A special committee of the Advisers Board of Directors, comprised of the members of the Advisers Audit Committee and the other independent member of the Advisers Board, directed and oversaw an internal investigation and a comprehensive review of the facts and circumstances relevant to the SECs and the NYAGs investigations.

In addition, the Independent Trustees of the Trust (the Independent Trustees) have conducted an investigation of the above-mentioned matters with the advice of an independent economic consultant and independent counsel.


On October 2, 2003, a purported class action complaint entitled
Hindo, et al. v. AllianceBernstein Growth & Income Fund, et al.
(Hindo Complaint) was filed against the Adviser, Alliance
Capital Management Holding L.P. (Alliance Holding), Alliance
Capital Management Corporation, AXA Financial, Inc., the AllianceBernstein Funds, certain officers of the Adviser (Alliance defendants), and certain other defendants not affiliated with the Adviser, as well as unnamed Doe defendants. The Hindo Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of two of the AllianceBernstein Funds. The Hindo Complaint alleges that certain of the Alliance defendants failed to disclose that they improperly allowed certain hedge funds and other unidentified parties to engage in late trading and market timing of AllianceBernstein Fund securities, violating Sections 11 and 15 of the Securities Act, Sections 10(b) and 20(a) of the Exchange Act and Sections 206 and 215 of the Advisers
Act. Plaintiffs seek an unspecified amount of compensatory damages and rescission of their contracts with the Adviser, including recovery of all fees paid to the Adviser pursuant to such contracts.

Since October 2, 2003, 43 additional lawsuits making factual allegations generally similar to those in the Hindo Complaint were filed in various federal and state courts against the Adviser and certain other defendants. The plaintiffs in such lawsuits have asserted a variety of theories for recovery including, but not limited to, violations of the Securities Act, the Exchange Act, the Advisers Act, the Investment Company Act, the Employee
Retirement Income Security Act of 1974, as amended (ERISA), certain state securities laws and common law. All state court actions against the Adviser either were voluntarily dismissed or removed to federal court. On February 20, 2004, the Judicial Panel on Multidistrict Litigation transferred all actions to the United States District Court for the District of Maryland (the Mutual Fund MDL).

On September 29, 2004, plaintiffs filed consolidated amended complaints with respect to four claim types: mutual fund shareholder claims; mutual fund derivative claims; derivative claims brought on behalf of Alliance Holding; and claims brought under ERISA by participants in the Profit Sharing
Plan for Employees of the Adviser. All four complaints include substantially identical factual allegations, which appear to be based in large part on the SEC Order and the NYAG Order.

On April 21, 2006, the Adviser and attorneys for the plaintiffs in the mutual fund shareholder claims, mutual fund derivative claims, and ERISA claims entered into a confidential memorandum of understanding (MOU) containing their agreement to settle these claims. The agreement will be documented by a stipulation of settlement and will be submitted for court approval at a later date. The derivative clai brought on behalf of Alliance Holding remain pending.

On February 10, 2004, the Adviser received (i) a subpoena duces tecum from the Office of the Attorney General of the State of West Virginia and (ii) a request for information from West Virginias Office of the State Auditor, Securities Commission (the West Virginia Securities Commissioner) (together, the Information Requests). Both Information Requests require the Adviser to produce documents concerning, among other things, any market timing or late trading in the Advisers sponsored mutual funds. The Adviser responded to the Information Requests and has been cooperating fully with the investigation.

On April 11, 2005, a complaint entitled The Attorney General of the State of West Virginia v. AIM Advisors, Inc., et al. (WVAG Complaint) was filed against the Adviser, Alliance Holding, and various other defendants not affiliated with the Adviser. The
WVAG Complaint was filed in the Circuit Court of Marshall
County, West Virginia by the Attorney General of the State of
West Virginia. The WVAG Complaint makes factual allegations generally similar to those in the Hindo Complaint. On
October 19, 2005, the WVAG Complaint was transferred to the Mutual Fund MDL.

On August 30, 2005, the deputy commissioner of securities of the West Virginia Securities Commissioner signed a Summary Order to Cease and Desist, and Notice of Right to Hearing addressed to the Adviser and Alliance Holding. The Summary Order claims that the Adviser and Alliance Holding violated the West Virginia Uniform Securities Act, and makes factual allegations generally similar to those in the Commission Order and the NYAG Order. On
January 26, 2006, the Adviser, Alliance Holding, and various unaffiliated defendants filed a Petition for Writ of Prohibition and Order Suspending Proceedings in West Virginia state court seeking to vacate the Summary Order and for other relief. The court denied the writ and in September 2006 the Supreme Court of Appeals declined the defendants petition for appeal. On September 22, 2006, Alliance and Alliance Holdin filed an answer and motion to dismiss the Summary Order with the Securities Commissioner.

On June 22, 2004, a purported class action complaint entitled
Aucoin, et al. v. Alliance Capital Management L.P., et al.
(Aucoin Complaint) was filed against the Adviser, Alliance
Holding , Alliance Capital Management Corporation, AXA Financial, Inc., AllianceBernstein Investment Research & Management, Inc., certain current and former directors of the AllianceBernstein Mutual Funds, and unnamed Doe defendants. The Aucoin Complaint names certain of the AllianceBernstein mutual funds as nominal defendants. The Aucoin Complaint was filed in the United States District Court for the Southern District of New York by alleged shareholders of an AllianceBernstein mutual fund. The Aucoin Complaint alleges, among other things, (i) that certain of the defendants improperly authorized the payment of excessive commissions and other fees from fund assets to broker-dealers in exchange for preferential marketing services, (ii) that certain of the defendants misrepresented and omitted from registration statements and other reports material facts concerning such payments, and (iii) that certain defendants caused such conduct as control persons of other defendants. The Aucoin Complaint asserts claims for violation of Sections 34(b), 36(b) and 48(a) of the Investment Company Act, Sections 206 and 215 of the Advisers Act, breach of common law fiduciary duties, and aiding and abetting breaches of common law fiduciary duties. Plaintiffs seek an unspecified amount of compensatory damages and puni- tive damages, rescission of their contracts with the Adviser, including recovery of all fees paid to the Adviser pursuant to such contracts, an accounting of all fundrelated fees, commissions and soft dollar payments, and restitution of all unlawfully or discriminatorily obtained fees and expenses.

Since June 22, 2004, nine additional lawsuits making factual allegations substantially similar to those in the Aucoin Complaint were filed against the Adviser and certain other defendants. All nine of the lawsuits (i) were brought as class actions filed in the United States District Court for the Southern District of New York,
(ii) assert claims substantially identical to the Aucoin Complaint, and (iii) are brought on behalf of shareholders of the Funds.
On February 2, 2005, plaintiffs filed a consolidated amended class action complaint (Aucoin Consolidated Amended Complaint) that asserts claims substantially similar to the Aucoin Complaint and the nine additional lawsuits referenced above. On October 19, 2005, the District Court dismissed each of the claims set forth in th
 Aucoin Consolidated Amended Complaint, except for plaintiffs claim under Section 36(b) of the Investment Company Act. On
January 11, 2006, the District Court granted defendants motion for reconsideration and dismissed the remaining Section 36(b) claim. On May 31, 2006 the District Court denied plaintiffs motion for leave to file an amended complaint. On July 5, 2006, plaintiffs filed a notice of appeal. On October 4, 2006 the appeal was withdrawn by stipulation with plaintiffs reserving the right to reinstate it at a later date.

It is possible that these matters and/or other developments resulting from these matters could result in increased redemptions of the AllianceBernstein Mutual Funds shares or other adverse consequences to the AllianceBernstein Mutual
Funds. This may require the AllianceBernstein Mutual Funds to sell investments held by those funds to provide for sufficient liquidity and could also have an adverse effect on the investment performance of the AllianceBernstein Mutual Funds. However, the Adviser believes that these matters are not likely to have a material adverse effect on its ability to perform advisory services relating to the AllianceBernstein Mutual Funds.